UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __________ )*

GOLIATH FILM AND MEDIA HOLDINGS

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

381715 10 1

(CUSIP Number)

Jehu Hand, Esq.

Hand & Hand, a professional corp.

24672 San Juan Avenue, Suite 204

Dana Point, California 92629

Phone: (949) 489-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  381715 10 1

1.

Names of Reporting Persons,

I.R.S. Identification Nos. of above persons (entities only).

Kaila Criscione

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ࡉ

(b)    ࡉ

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States of America

Number of

5.

Sole Voting Power  20,000,000

Shares Bene-

ficially Owned

6.

Shared Voting Power  0

By each

Reporting

7.

Sole Dispositive Power  20,000,000

Person with

8.

Shared Dispositive Power  0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person  20,000,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.

Percent of Class Represented by Amount in Row (9)  29.8%

12.

Type of Reporting Person (See Instructions)

IN

Item 1.  Security and  Issuer

This  statement  relates to the common stock, $.001 par value (the "Common Stock")  of  Goliath Film and Media Holdings, a Nevada corporation (the Company").  The Company's  principal  executive  offices are located at 640 S. San Vicente Boulevard, Fifth Floor, Los Angeles California 90048.

Item 2.  Identity and Background

This statement is filed by Kaila Criscione, whose address is 640 S. San Vicente Boulevard, Fifth Floor, Los Angeles California 90048. She is a US citizen. Her principal occupation is Chief Operating Officer of the Company. Ms. Criscione has not, during the last five years, been convicted  in  a  criminal   proceeding  (excluding   traffic violations or similar misdemeanors. Ms. Criscione has not, during the last five years, been a party to a civil proceeding of a judicial or  administrative body of  competent  jurisdiction  as a  result  of  which  she was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

 Source and Amount of Funds or Other Consideration

The shares of common stock were issued in exchange for shares in Goliath Film and Media International as a result of a reverse merger transaction which closed on October 31, 2011.

Item 4.  Purpose of Transaction

The purpose of the  acquisition of the shares of common stock reported herein by Ms. Criscione  was for investment and in connection with obtaining control of the Company. In connection with the acquisition described in Item 3,  Ms. Criscione was appointed as a director and officer of the Company. She has no present  plans or proposals that relate to or would result in the  acquisition by any person of  additional  securities of the issuer, or the disposition  of  securities of the issuer. She has no plans to dispose of any operations of the Company, and intends to cast her vote in the future to re-elect himself to the Board of Directors.  She has no present  plans or proposals that relate to or would  result  in any material  change  in the present capitalization or dividend policy of the issuer,  that relate to or would result in any other material  change in the issuer's  business or corporate structure, that relate to or would result in changes in the issuer's charter, bylaws or instruments  corresponding  thereto or other actions which may impede the acquisition  of control of the issuer by any person, that relate to or would result in causing a class of  securities of  the issuer to be delisted from a national securities exchange  or to cease to be authorized  to be quoted in an  inter-dealer quotation system  of  a   registered  national  securities association, that  relate to or would result in a class of equity  securities of  the issuer  becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or that relate to or would result in any action  similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Ms. Criscione is the beneficial and direct owner, through a living trust,  of an aggregate of  20,000,000  shares of common stock of the Company and has sole voting and investment power with respect thereto.  As a result, Ms. Criscione beneficially owns 20,000,000 shares of common stock.  The Company has 67,200,000 shares of common stock outstanding as of October 31, 2011. Based on that reported number of shares of common stock  outstanding, Ms. Criscione has beneficial  ownership of  approximately 29.8%  of the outstanding shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

        Securities of the Issuer

Other than as described  above,  to the best knowledge of Ms. Criscione, there are no contracts, arrangements,  understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities,  finder's fees, joint ventures,  loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or  withholding  of  proxies,  naming  the  persons  with whom  such  contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2012

Date

/s/ Kaila Criscione

Signature